UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 5)*

Moore Wallace Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

615785102

(CUSIP Number)

Greenwich Street Capital Partners II, L.P.
500 Campus Drive
Suite 220
Florham Park, NJ 07932
Attention: Matthew Kaufman
(973) 437-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), 13d1(f) or 13d1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

PAGE 1 OF 24 PAGES

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 2 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenwich Street Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	15,107,341 0 15,107,341 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,107,341

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 3 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	314,956 0 314,956 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,956

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 4 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenwich Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	511,741 0 511,741 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,741

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 5 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenwich Street Employees Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	901,863 0 901,863 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,863

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 6 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS TRV Executive Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	74,456 0 74,456 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,456

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 7 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenwich Street Investments II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,910,357 0 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,910,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14	TYPE OF REPORTING PERSON (See Instructions) oo

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 8 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP (NJ), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,910,357 0 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,910,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 9 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP (NJ), INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,910,357 0 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,910,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 10 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alfred C. Eckert III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	63,234 16,910,357 63,234 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,973,591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 11 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Keith W. Abell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,910,357 0 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,910,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 12 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Richard M. Hayden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,910,357 0 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,910,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 13 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert A. Hamwee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,910,357 0 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,910,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 14 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas V. Inglesby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,910,357 0 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,910,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 15 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Matthew C. Kaufman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,910,357 0 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,910,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 16 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Christine K. Vanden Beukel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,910,357 0 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,910,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
(AMENDMENT NO. 5)

CUSIP No.: 615785102	PAGE 17 OF 24 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew J. Wagner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ] (B)[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,910,357 0 16,910,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,910,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

           This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 10, 2001 (the "Original Statement") and as amended and supplemented by Amendment No. 1 filed with the Commission on January 7, 2002 ("Amendment No. 1"), Amendment No. 2 filed with the Commission on January 11, 2002 ("Amendment No. 2"), Amendment No. 3 filed with the Commission on December 1, 2003 ("Amendment No. 3") and Amendment No. 4 filed with the Commission on January 9, 2004 ("Amendment No. 4", and together with the Original Statement and Amendment No. 1, No. 2 and No. 3, the "Amended Original Statement"), on behalf of (collectively, the "Reporting Persons") (1) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), (2) GSCP Offshore Fund, L.P., a Cayman Islands exempted limited partnership ("GSCP Offshore"), (3) Greenwich Fund, L.P., a Delaware limited partnership ("Greenwich Fund"), (4) Greenwich Street Employees Fund, L.P., a Delaware limited partnership ("Employees Fund"), (5) TRV Executive Fund, L.P., a Delaware limited partnership ("TRV" and together with GSCP II, GSCP Offshore, Greenwich Fund and Employees Fund, the "Greenwich Street Funds"), (6) Greenwich Street Investments II, L.L.C., a Delaware limited liability company ("GSI"), (7) GSCP (NJ), L.P., a Delaware limited partnership ("GSCP (NJ) LP"), (8) GSCP (NJ), Inc., a Delaware corporation, ("GSCP (NJ) Inc."), (9) Alfred C. Eckert III, (10) Keith W. Abell, (11) Richard M. Hayden, (12) Robert A. Hamwee, (13) Thomas V. Inglesby, (14) Matthew C. Kaufman, (15) Christine K. Vanden Beukel and (16) Andrew J. Wagner, to report each Reporting Person's beneficial ownership of greater than five percent (5%) of the common stock, no par value per share (the "Common Stock"), of Moore Wallace Incorporated, a corporation organized under the laws of Ontario, Canada (the "Issuer").

ITEM 1.      SECURITY AND ISSUER.

          This Amendment relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 6100 Vipond Drive, Mississauga, Ontario, Canada L5T 2X1.

ITEM 2.      IDENTITY AND BACKGROUND.

(a) See Cover Pages Item 1.

(b) The business address of each Reporting Person is c/o GSC Partners, 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932.

(c) GSCP II, Greenwich Fund, Employees Fund and TRV are Delaware limited partnerships which make investments for long term appreciation. GSCP Offshore is a Cayman Islands exempted limited partnership which makes investments for long term appreciation. GSI is the general partner of the Greenwich Street Funds. GSCP (NJ) LP is the manager of the Greenwich Street Funds. GSCP (NJ) Inc. is the general partner of GSCP (NJ) LP. Alfred C. Eckert III, Keith W. Abell, Richard M. Hayden, Robert A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew J. Wagner are the managing members of GSI (except for Mr. Wagner), executive officers and shareholders of GSCP (NJ) Inc. and limited partners of GSCP (NJ) LP.

(d)-(e) During the past five (5) years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f) All natural persons listed on the Cover Pages are citizens of the United States. GSCP II, Greenwich Fund, Employees Fund, TRV, GSI, GSCP (NJ) LP and GSCP (NJ) Inc. are each organized under the laws of Delaware. GSCP Offshore is organized under the laws of the Cayman Islands.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of November 26, 2003, as amended, among the Issuer, Laser Company, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Issuer, Payment Processing Solutions, Inc. (“PPS”), a Delaware corporation and the stockholders of PPS whose signatures are set forth on the signature pages to the Agreement, the Issuer acquired PPS (the “Merger”).

          Pursuant to the Agreement, GSCP II, GSCP Offshore and Greenwich Fund (collectively, “GSC Partners”) received in the Merger (l) 857,670 newly issued shares of Common Stock of the Issuer and (2) the right to receive $37,853,638 (the “GSC Cash Portion”) in shares of Common Stock of the Issuer, subject to the Issuer obtaining shareholder approval in accordance with the requirements of the New York Stock Exchange and certain Canadian legal and regulatory requirements to enable the Issuer to issue new shares of Common Stock to GSC Partners in lieu of the GSC Cash Portion. In addition, GSC Partners owned PPS warrants (the “Warrants”) that were exercisable for 526.31579 shares of PPS common stock, which were purchased by MWI in the Merger for a right to receive a cash amount equal to the excess of the per share purchase price over the exercise price, or $3,117,712 (the “GSC Cash Warrant Payment”).

          In addition, $12.5 million principal amount of 12% Senior Subordinated Note due 2005 of PPS which were held by GSC Partners, were exchanged by GSC Partners for 722,543 shares of Common Stock of the Issuer.

          On February 23, 2004, the Company obtained shareholder approval to issue the GSC Cash Portion and GSC Cash Warrant Payment in shares of Common Stock in lieu of the Cash Portion. The Agreement provides that the price per share of Common Stock will equal the average, rounded to the nearest two decimal places, of the per share closing prices of the Common Stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on the second trading day prior to the date shareholder approval was obtained, which equals $18.34 per share of Common Stock.

          The shares of Common Stock of the Issuer acquired by GSC Partners pursuant to the Agreement are allocated among the Greenwich Street Funds as follows:

                Name                           Percentage
                GSCP II                         89.3378%
                GSCP Offshore                    1.8625%
                Greenwich Fund                   3.0262%
                Employees Fund                   5.3332%
                TRV                              0.4403%
                                             ===========
                TOTAL                          100.0000%

          The foregoing summary is qualified in its entirety by reference to the terms of the Agreement, which is attached as Exhibit 1 to this Amendment.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

           (a)(b) As of the date hereof and giving effect to the transactions contemplated by the Agreement, the Greenwich Street Funds have acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 16,910,357 shares of Common Stock representing approximately 9.2% of the issued and outstanding shares of Common Stock.1

___________________

1 Based on the Issuer’s Schedule 14A, filed with the Commission on January 20, 2004, as of January 15, 2004, there were issued and outstanding 159,701,411 shares of Common Stock. 2,233,989 shares of Common Stock were issued to GSC Partners as a result of receipt of shareholder approval to issue the GSC Cash Portion and GSC Cash warrant Payment in shares of Common Stock. As of the date hereof, GSCP II owns 15,107,341 shares of Common Stock, GSCP Offshore owns 314,956 shares of Common Stock, Greenwich Fund owns 511,741 shares of Common Stock, Employees Fund owns 901,863 shares of Common Stock and TRV owns 74,456 shares of Common Stock.

          GSI does not directly own any securities of the Issuer, but because it is the sole general partner of the Greenwich Street Funds, GSI may be deemed to beneficially own and have shared power to vote and to dispose of the shares of Common Stock directly owned by the Greenwich Street Funds. GSI, however, disclaims beneficial ownership of all such shares of Common Stock, except to the extent of its pecuniary interest therein.

          GSCP (NJ) LP does not directly own any securities of the Issuer, but because it is the manager of the Greenwich Street Funds, for purposes of Rule 13d-3, GSCP (NJ) LP may be deemed to beneficially own and have shared power to vote and to dispose of the shares of Common Stock directly owned by the Greenwich Street Funds. GSCP (NJ) LP, however, disclaims beneficial ownership of all such shares of Common Stock, except to the extent of its pecuniary interest therein.

          GSCP (NJ) Inc. does not directly own any securities of the Issuer, but because it is the sole general partner of GSCP (NJ) LP, for purposes of Rule 13d-3, GSCP (NJ) Inc. may be deemed to beneficially own and have shared power to vote and to dispose of the shares of Common Stock directly owned by the Greenwich Street Funds. GSCP (NJ) Inc., however, disclaims beneficial ownership of all such shares of Common Stock, except to the extent of its pecuniary interest therein.

           Mr. Eckert serves on the board of directors of the Issuer and directly owns 63,234 shares of Common Stock, which include 15,734 deferred shares units and 10,000 vested options under the Issuers 2001 Long-Term Incentive Plan.

           Messrs. Abell, Hayden, Hamwee, Inglesby, Kaufman and Wagner and Ms. Vanden Beukel do not directly own any securities of the Issuer, but because they, as well as Mr. Eckert, are managing members of GSI (except for Mr. Wagner), executive officers and shareholders of GSCP (NJ) Inc. and limited partners of GSCP (NJ) LP, pursuant to Rule 13d-3, each of Messrs. Eckert, Abell, Hayden, Hamwee, Inglesby, Kaufman and Wagner and Ms. Vanden Beukel may be deemed to beneficially own and have shared power to vote and to dispose of the shares of Common Stock directly owned by the Greenwich Street Funds. Each of Messrs. Eckert, Abell, Hayden, Hamwee, Inglesby, Kaufman and Wagner and Ms. Vanden Beukel, however, disclaims beneficial ownership of all such shares of Common Stock, except to the extent of each individual's pecuniary interest therein.

           (c) The only transactions by the Reporting Persons relating to the Common Stock are the transactions described in Item 5.

           (d) Not applicable.

           (e) Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

1.      Agreement and Plan of Merger, dated as of November 26, 2003, among the Issuer, Laser Company, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, Payment Processing Solutions, Inc., a Delaware corporation, and the stockholders of the Issuer.*

________________________

*Incorporated by reference to Schedule 13D/A filed by Greenwich Street Capital Partners II, L.P. on December l, 2003 with the Securities and Exchange Commission.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2004

GREENWICH STREET CAPITAL PARTNERS II, L.P.
GSCP OFFSHORE FUND, L.P.
GREENWICH FUND, L.P.
GREENWICH STREET EMPLOYEES FUND, L.P.
TRV EXECUTIVE FUND, L.P.
By: Greenwich Street Investments II, L.L.C., its
General Partner:

By: /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Member

GREENWICH STREET INVESTMENTS II, L.L.C.

By: /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Member

GSCP (NJ), L.P.
By:        GSCP (NJ), Inc., its General Partner:

By: /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Director

GSCP (NJ), INC.

By: /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Director

*
Alfred C. Eckert III

/s/ Matthew C. Kaufman
Matthew C. Kaufman

*
Richard M. Hayden

*
Andrew J. Wagner

/s/ Thomas V. Inglesby
Thomas V. Inglesby

*
Christine K. Vanden Beukel

*
Keith W. Abell

*
Robert A. Hamwee

*By: /s/ Matthew C. Kaufman

       Attorney-in-Fact

*By: /s/ Thomas V. Inglesby

Attorney-in-Fact

* Attorneys-in-Fact under Power of Attorney, dated January 4, 2002, incorporated by reference to Exhibit 7(L) to the Schedule 13D/A for Moore Wallace Incorporated filed by Greenwich Street Capital Partners II, L.P. et al. on January 7, 2002, with the Securities and Exchange Commission.